EXHIBIT 21.1

LIST OF SUBSIDIARIES OF CARE INVESTMENT TRUST INC.

Name	Jurisdiction of Incorporation or Formation
Care QRS 2007 RE Holdings Corp.	Delaware
Care Mezz QRS 2007 RE Holdings Corp.	Delaware
ERC Sub, LLC	Delaware
ERC Sub, L.P.	Delaware